Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

LinkedIn News Live

3 March 2021

The Future of Flight

Daniel Roth:

Hello, and welcome to LinkedIn News Live. I am Dan Roth. This is a very special episode where we are talking about the future of transportation and of travel. What you’re looking at here is a fully electric airplane. It’s the brainchild of Joby Aviation, a company backed by investor Reid Hoffman, who’s also a founder of LinkedIn. Reid has described the company as Tesla meets Uber, hoping to change the way people move around without leaving a carbon footprint. Here to talk to us about this is Reid and Executive Vice Chairman, Paul Sciarra. Welcome, guys.

Reid Hoffman:

Great to be here Dan, thank you.

Daniel Roth:

Yeah, thanks for joining us. So before we get into the cool stuff and start talking about the technology, I would love to talk about the financing of Joby. You took this company public using a SPAC. Reid, someone who has taking a lot of companies public, and who has been through a lot of company foundings and fundings, can you talk about why you decided to go that route? And then Paul, would love to hear from you about as an entrepreneur, how you think about what these SPACs are doing for people who are starting companies?

Reid Hoffman:

Well, one of the things is we’re in the process of going public. It was SPACs as kind of an announced merger. There’s a public market process for going through that. So we’re in process of it, we’re not there yet. And part of the reason we did this, you wouldn’t have actually ... For us, we wouldn’t have thought, oh, the future of aviation and the change of this really hard build new flying car, flying plane, as a way of doing it. Because we think about networks.

Reid Hoffman:

But then what I realize is what Joby’s doing is redefining human networks of transport. And part of what it is is moving from 2D to 3D. And why does that matter? Well if you’ve ever sat in a commute where you’re going two or five miles an hour and you can make it work, you can get to the airport, get to the hospital, get to your medical appointment, all of these things, and Joby has been thinking about this years ahead of everyone else, and is years ahead in their tech development. They understand safety. We did this scour the earth due diligence in order to make sure of it, because we’re not aviation experts, we’re network experts. And we talked to competitors, we talked to experts and they said okay, they understand safety, they understand the noise issue, which is a substantial issue, they understand the fact that the economics have to be kind of like Uber. Participatory for everybody. And they also understand that cities need to move towards being cleaner, hence electric transport.

Reid Hoffman:

And we looked at it and said, “Okay, that’s the perfect vehicle to move from 2D to 3D.” And then as we got to know the company and realized that these people were not only innovators, but real missionaries for how do we help society with this new vehicle, then that was ... It became, essentially, a no-brainer.

Daniel Roth:

But why is a SPAC? I understand ... We’re going to talk much more about the vehicle, but why not go through the normal public market route? Did you-

Reid Hoffman:

Great question. So part of the thing is is not only is it a technical challenge, and a magnificent achievement, on route and so far, but also it isn’t just solving the plane. It isn’t just solving the network that works. That’s safe and quiet and all this. It’s also community participation. It’s also transparency, accountability, a chance to normalize. And so one of the things that was the question that we asked both sides very deeply, is it better to do a private round or is it better to do SPAC? And this is one of the cases where a SPAC is better, because success for Joby, success at moving to 3D for all of us in transport, isn’t just the technology. It’s also the community buy-in and the SPAC and going public fundamentally helps them.

Reid Hoffman:

So the idea is that if you can get more people to buy in, shareholders are now ... You can go around the world, you find shareholders who might own small piece of this, and suddenly they feel invested out there. It is much more about them rather than some VCs who have small stakes and now are convincing the world this is something that should be brought to every one of their neighborhoods.

Reid Hoffman:

And not only the shareholders, critically important, but also regulators, who generally speaking trust public companies more because they know that they’re held to a public company regulation and accountability and so forth. So you’re like, “Okay, great.” We know how to work with you in a way that we feel that we’re protecting society, we’re protecting consumers and all of that. So it’s the entire set of stakeholders around it.

Daniel Roth:

All right. And Paul, what’s your take as someone who ... You cofounded Pinterest, you’ve started companies. What’s been your take about Process.

Paul Sciarra:

Yeah. So I think it was really two things that sort of came together, Dan. And Reid sort of touched on both of them. One was that it felt like the right time for the company in terms of where we stood on the technical development of the vehicle, and our kind of increasingly clear path through certification. That gave us confidence that, “Hey, this is the right time for the company to begin to be able to project forward and be a public company for the first time. And I think the second piece that was really important was obviously having the right partner.

Paul Sciarra:

So we spent a ton of time with Reid and the broader reinvent team, sort of understanding the things that they were excited about the business, making sure that they understood both the opportunities and challenges of ours. And then fundamentally we were able to structure a deal that was actually more like a private round, as opposed to a traditional go public transaction. And that meant, for me, that no one’s looking for the exit after the end of the deal. Instead, you’ve got new investors, the reinvent folks, existing investors, and obviously the management team locking arms together to build value over the long-term. And not just percentages of value, but multiples of value. And we’re able to really bake in those same principles into this sort of transaction to make it look really different, frankly, than a number of different ways that the company might’ve both financed itself, or in turn, gone public.

Daniel Roth:

Great. Well let’s talk about the vehicle and about how this is all going to work. First want to just call out all the people who are joining us here, we’ve got Anna from Florida. Celine from India, Jesse from Texas. Manuel from Texas. Sergio from Panama. Reggie from New York. And many more, people from all over the world, all over the country tuning in to discuss what they’re saying is the future, or they hope is the future. So let’s talk about that.

Daniel Roth:

Joby is not about owning these aircraft. You are not looking at something that you’re going to park in your garage. This is really a taxi service. Can you explain how you envision working?

Paul Sciarra:

Yeah. That’s a really important point. Obviously some folks have thought about this as a sort of Jetsons future where everyone has one of these parked in their driveway, or sort of perched on top of their houses. The approach that we took with this vehicle was really different. We wanted to make sure from really the conceptual design of the vehicle, that we were building the right vehicle to deliver it as a service and as an on demand service, really akin is Uber, as Reed has mentioned, to a sort of Uber for the air. So all of the specifications of the vehicle. The speed, the range, the way in which it’s operated are really tailor built to that sort of service model. And we actually wanted to make sure that all of the underlying operating economics were tied into that as well. That So this was a service that wasn’t just solely for the super wealthy, but one that started at an affordable price point and got increasingly affordable over time.

Paul Sciarra:

So what it looks like is really actually akin to an Uber. A sort of one-click book where we’re tying together a ground mode to then us flying the long distance high value air mode, within a ground mode at the other end of the destination. So we do really think about it really like the sort of air Uber model, in terms of how we’re going to go to market.

Daniel Roth:

So can you just explain to me then. Let’s what say that you’ve scaled up, this is now operating in ... I assume this is going to start in cities, is the way you’re starting this?

Paul Sciarra:

Yeah. So I think we’re going to start over the next three to five years, targeting one or two initial launch cities. And sometimes this category has been thought of as, or talked about as urban air mobility. But we actually think the overall application is really broader. The challenges in urban environments are that you’ve got massive population density, you’ve got overcrowded infrastructure. And in turn, as Reid mentioned from the front end, you’ve got traffic times that are really brutal. In the Bay area, folks spend about five hours a day ... Sorry, five hours a year just sitting in traffic. So we’ve got an opportunity unlock all of that time. But then on the flip side for rural areas, the problem is actually non-existent infrastructure instead. So we do think there are actually interesting opportunities on both of those sides of things, but our target will be initially I think in large urban cities.

Daniel Roth:

And the idea would be that you would go to a location to be able to ... you would take an Uber, let’s say to a place where you would catch a Joby and then take it to a destination? Or could you tell it, “Drop me off on the corner.” Because these are so we’re able to navigate these narrow urban areas.

Paul Sciarra:

Yeah. So a lot of what we designed into the vehicle was an opportunity to increase the number of takeoff and landing locations. And that’s largely because of the noise profile of the vehicle. One of the principle problems with provisioning new takeoff and landing infrastructure for say helicopters today is the noise that’s associated with them. So we get some improvement by going all electric, but we had to also be really thoughtful about the propeller design and the speed at which we’re spinning them to bring down the noise profile even further. And the vehicle that you see flying now in this sort of the video here is super quiet, less than 65 decibels at a 100 meters. And then once the vehicle transitions into forward flight, it’s essentially near silent at 500 feet to 1000 foot flyover.

Paul Sciarra:

So the combination of that noise profile is what’s going to allow us to put more takeoff and landing infrastructure in more and more places in different cities. So you can think about the rollout as two phases. One where you’re likely taking a ground mode, whether it’s an Uber or whether it’s walking to your takeoff and landing location. And then there’s a sort of car that sits at the other end. And then as we get more and more takeoff and landing locations, we can really make sure that you’re walking to your final destination, basically shrinking the first and last mile.

Daniel Roth:

Got it. All right. So I was looking yesterday at urban air mobility report, this was done in 2018, that talked about some of the challenges to getting this off the ground, not just Joby, but this entire market off the ground. Economics, weather air traffic management, battery technology, public perception, laws and regulations, certifications. There’s a lot that is required to overcome before this becomes a reality. Would you walk us through what the path is to go from the first vehicle that works? The FDA has said ... I think my understanding is you’ve gotten the first sort of certifications that enable you to test this out. What is the process now? And how long is it going to take to go from amazing, this is so cool, this works. To, I’m now seeing this on the streets of Brooklyn?

Paul Sciarra:

Yeah. So it might be useful in thinking about it in sort of three phases. You’ve got the technical development, basically. Making sure that you build the right vehicle that is rightly spec, that has the right noise profile, that has the right payload, range and speed. That’s number one. Then you’ve got two, the type certification of the aircraft. And then you’ve got three, the work that’s done to sort of lay the groundwork for that commercial service. So we feel really good about where we stand on number one.

Paul Sciarra:

The vehicle is hitting the specs that we set out to hit and delivering the targets that we set out to hit as long as sort of eight years ago. Second on certification, as you rightly note, we receive what’s called a G1 issue paper from the FAA back in December. And you can think about that as the sort of blueprint for what certification looks like. The test that we have to do at the component level, and then at the vehicle level to prove the safety of the aircraft and then be able to operate it in commercial service.

Paul Sciarra:

So the receipt of that blueprint means that we now know what we have to do over the next three years to get to type certification and begin to then operate the vehicle. The last piece around kind of building the building blocks for commercial service. That’s really what this moment is for us, really a transition from an R&D focused company to one that’s increasingly going to be focused on certification. So that means doing route selection, picking our cities, making sure that we’re using existing takeoff and landing infrastructure and provisioning new infrastructure. So those are the pieces that we’re really going to be focused on as we look over the next three to five years.

Daniel Roth:

And Reid when you were thinking about investing in this company, you talked a little bit about this earlier, what the criteria you were deciding on, on this being a place where you wanted to invest both your time and your money. Is there anything in particular that set Joby apart where you said, “This is of all the companies we’re looking at, anything in this space, this is the one that makes sense to me.” Why is this the one you want to place your bets on?

Reid Hoffman:

Frankly, we actually in some sense, did due diligence on every company. We didn’t necessarily talk to everyone, but we talked to people around them. We talked to people who are knowledgeable with the field and we were looking at it. And part of that was because we said, “Look, this move to kind of 3D, this move to air mobility is transformative for societies.” Think about the move from walking by foot to horseback or horseback to car. These fundamental moves redefined space redefine where you can live relative to where you work, to how much time you spend in transport. And so that the opportunity here it’s like people said, “Well, but it just seems like a small number of people going to be flying around.” Actually think about how Uber itself completely redefined how people thought about everything from car ownership to how they get around and mobility.

Reid Hoffman:

Well, this is the same kind of transformation. And so then the question became, “Well, okay. So, which one of these is actually in fact, on path?” And Joby has been at this very intelligently, very diligently for years. We found a lot of folks saying their technology is the best, including people who were deeply knowledgeable about competitors. We found that the fact that they had studied this problem. We, as investors thought, we’d come up with clever questions and would come to Paul and JoeBen and say, “Hey, what about this?” He said, “Oh yeah, we’ve thought this. And this is why we’re doing it. This is what we started doing three years ago in order to make this work.” For example, take the sound profile as an example.

Reid Hoffman:

If you look at one of the Joby videos, you have JoeBen talking as a Joby takes off behind him. Well, as long as you’ve got safety and quiet, all of a sudden you’ve got a much wider range and all of a sudden this can be a network. So it’s super important to make that happen. And I wouldn’t have quite thought that you should have gone ... I would have known in the beginning that you should have gone so much at seriously quiet, and they knew it and they did it, and they’ve been working on it for years. So those kinds of things were the sorts of things that made us excited as investors. And then obviously part of what happens is say, “Well, it isn’t just a vehicle. It isn’t just kind of now we finally have flying cars. Now we have line of sight to the takeoff.” It’s actually in fact, how we change our society and how society gets a lot better. And how does that work as a function of transport that’s affordable in the same way that Uber is affordable?

Daniel Roth:

Yeah. I think that’s an important point. I was fascinated to see this as not something that you were talking about as being an expensive, for the elite proposition. This is designed to compete with taxis. This is supposed to be operating at a point where you can take this without having to sacrifice a portion of your income to do this. In your vision, this becomes a normal way of moving around.

Reid Hoffman:

Yeah. So Dan, for example, you’re in New York. You know what it’s like to get in a car and go to JFK. It’s long, it’s expensive, it’s uncertain. Say, for example, now, for everybody, you can say, “Look, actually, in fact, you can go to any of the places,” and there’s already of course, places along the river in New York, that you can take those up and say, “Okay, this is how I get to JFK.” It’s quicker. It’s exactly predictable on time. And by the way, because you have a kind of a shorter flight going back and forth, you can see how the economics becomes, as opposed to paying a driver to be there two hours there, two hours back, or it’s, you’re part of the Joby just flying there and back. Which kind of takes up, lands, picks people up, comes back. And that’s part of the reason why the economics workout.

Daniel Roth:

Got it. Our members are loving this conversation. Let’s do some shout outs to people who are here joining us. So we’ve got Carl from Malta, Alan from California, Janice from Canada, Wolfgang from Austria. Ayo says, “This is definitely the future.” Stacey says, “This is really exciting and next level. Can’t wait to see how this evolves.” Laura and Darrell are asking questions about infrastructure. A lot of infrastructure questions are popping up. What do cities need to do? What does government need to do to be able to allow this to happen? Or just saying the Joby can handle all the infrastructure problems itself?

Paul Sciarra:

Yeah. So we really designed the vehicle to operate within all of the existing frameworks that are out there. So when you think about what the operation might look like on day one, it’s really like what a helicopter operation looks like, in terms of the airspace, in terms of dispatch, in terms of frankly, some of the existing kickoff and landing infrastructure requirements. What’s really different, as Reid noted, is the noise profile. And by bringing down the noise profile, we’ve got opportunities to fly with greater frequency, and to start to put some of these takeoff and landing locations ever closer to where people want to come. Because the principle problem with helicopters and small plane operation in and around cities, is all really related to the noise. So you were talking about New York and the helipads that are on the East and West side of Manhattan.

Paul Sciarra:

The principal problem with flying at greater frequency out of those locations is all because of the noise profile. So if we’re able to bring down noise, that’s going to allow us to do a lot more operations, move a lot more people, and as Reid said, give us an opportunity to actually really drive down the economics over time, because it’s fundamentally a utilization question. So the way that we think about it, is that there’s probably going to be three pieces: one, take advantage of existing takeoff and landing locations that are already in cities. And there actually are quite a few, they’re just really underutilized right now. Second, will be to work with partners to provision some new infrastructure, whether it’s on the top floors of parking garages, or the top floors of buildings. And third and finally, we’ll probably do some of that infrastructure work ourselves, particularly when there’s not a great alternative to an individual takeoff and landing site. So that’s a lot of the work that we’re going to be doing as we think about the next three to five years.

Daniel Roth:

Dan, I just want to set some context here. When you talk about the sound profile, 65 decibels, what you’re talking about, that is equivalent to an office... I was looking to see last night, just what that means. You hear the number, and what does it mean? It’s like talking in an office, laughter, an air conditioning unit that’s 100 meters away, I think is how they describe it. Just so we have some comparison, what is a helicopter, or a motorcycle... How does that compare to something we would normally hear?

Paul Sciarra:

Yeah. So a twin engine helicopter at similar distance, is probably a hundred times louder, and decibel is actually a log scale, so it’s not a hundred times on the scale, but it is a hundred times louder. And we spent a lot of time making sure that both the absolute noise was significantly lower than alternatives, but also that the quality of the noise was as least annoying as possible. So that meant more of a broadband white noise. And it also meant that we didn’t want any cyclicality to the noise. So, it’s the wop, wop, wop, of a helicopter that’s particularly annoying. So this is a little bit more like wind through the trees as opposed to something like that.

Daniel Roth:

That is so interesting. I would not have thought about that, what is not just how loud it is, but what is the noise profile of it? This is an electric vehicle. There are plenty of concerns right now with range, anxiety around electric cars. How do you get around that with something that is in the air versus on the ground? Aren’t people going to be nervous about being in the air, wondering what the state of the battery is? Are you going to be nervous about it, as operators of this company? How do you work, how do you think about that?

Paul Sciarra:

Yes, so it’s a really good question. When we thought about the sort of technical challenge, obviously a lot of it was making sure that we could pack enough energy into the battery, while still leaving some room for payload and passengers for the rest of the vehicle. So we’ve been at this for a long time, but that’s sort of largely ex Tesla team that’s been building and doing the work on the battery packs, the power of the vehicle that you saw in flight. And there is a reserve requirement that sits at the bottom of the battery that we will never go to, unless there is some sort of important landing after a flight. And this is the same way that jets operate, where they have reserved fuel requirements that are already on board. So we’re operating in just the same way. When we think about the reserve requirement of the battery, to make sure that we’ve got additional energy in the event that something happens after a long flight, and after we might have to go to an alternative landing location.

Daniel Roth:

Great. Let’s take some questions from people joining us here. Brian has asked about the qualifications for operators, and I’ve an add-on question, which is, is this going to be, I know at the beginning there is a pilot in one of these seats here. Is the idea to, at some point, for this to be fully autonomous? And can you talk about what are the requirements for a operator right now?

Paul Sciarra:

Yeah, so we made this sort of opinionated decision, that the right way to get this service into market most quickly and start to deliver real value to consumers at the other side, was to start with a pilot in seat, and really have the operations look a lot like small aircraft or helicopters are operated today. So the vehicle design was really focused on that sort of go to market.

Paul Sciarra:

I can say that we’re really excited about opportunities for additional pilot-assist, to ensure even greater safety. And certainly thinking about things like autonomy, but that’s going to require some pretty fundamental changes in the way that air traffic control is done. And it all is also going to require sort of different hurdles when it comes to certification. So our approach has always been a little bit more Tesla versus say Waymo. So get something out there that is really differentiated in terms of its core product, but is operated in a really traditional fashion, and then use that fleet of vehicles to gather flight data that’s going to allow us to prove the safety of pilot-assist, and then eventually transition to autonomy, versus say the Waymo approach of autonomy or bust.

Daniel Roth:

Hmm. And John and William were asking what limitations these aircrafts have right now, such as weather. When can these fly when can’t these fly?

Paul Sciarra:

So we’ll initially be targeting instrumented1, a flight rating in a supplemental certification afterward. So you can think about these operating really in any of the same cases that smaller aircraft and helicopters operate today. And actually the controllability is, to some degree, even better than either of those types of vehicles in different wind or other conditions.

Daniel Roth:

Reid would love to get your take on, there is a lot of questions coming in about what this means for the future of everything, frankly. But how do you think about what... You think so far out, and have a good image of where things are headed. When you think about 10 years out, and the plan is here just for Joby alone, 14,000 vehicles generating $20 billion in revenue, 5 billion miles flown, presence in over 20 cities worldwide. Christina and Adrian are asking what that means for air congestion. How do you think about that? And any other new complications that come up, or new things we have to start thinking about now, that might come because we are introducing this entirely new way of traveling into our lives.

Reid Hoffman:

So, you’d have to get just a huge number of vehicles to actually really have congestion. Obviously you want safety and all the rest of this stuff, but there’s a lot of space in that 3D. And for example, many of us live in places where planes go over, and the planes are a lot noisier, and you see them every so often. And so I actually don’t have any... Let me put it this way, by the time we’re getting to congestion in the air issues, we will have completely, like that will be the Jetsons like, “Oh my gosh, these are the cities of the future.” And so I’m not particularly worried about that.

[1]	Joby will initially be targeting visual flight.

Reid Hoffman:

And Joby has done the work to say, “What is the stuff that we do in order to be safe, and have modern definitions of using modern tech in order to help the pilots?” Because part of the thing is, Paul hadn’t gotten to this yet, but the pilot certification is fixed-wing aircraft versus versus helicopter. And that’s partially, it gives you a much wider range of people that can do it, but it is also an indication of how much the vehicle is already built with safety in mind.

Daniel Roth:

And then, how do you think about what kind of partnerships are required to pull this off? And also, I know Toyota’s invested $400 million into the company. Where are the traditional vehicle manufacturers? And that includes both air and ground. Are they involved here, are they not involved here? How do you think about how the competition unfolds? Reid, do you want to take that one?

Reid Hoffman:

Yeah. I just would-

Daniel Roth:

Oh, sorry.

Reid Hoffman:

I can just do it very quickly, but I’ll hand it over, because it’s all this Toyota stuff. Toyota is one of the amazing vehicle and car manufacturers of the world. And they have been doing this for high reliability, just the invention of a lot of the things that have led to the modern cars, and their validation of saying, “Hey, these are the folks we want to work with. These are the folks that we’re not only going to invest in, but invest our expertise and have engineers working with Joby in order to make this perfect,” is actually part of the thing that, as investors, we looked at and said, “Okay, we aren’t the only ones who didn’t they... That look around the whole world and say, which is the best vehicle for this new future?” Toyota, who is super smart, also did that. With that, I’ll hand it over to Paul.

Paul Sciarra:

Yeah. So as Reed mentioned, Toyota is an important partner. It started with an investment just last year. But in addition to capital, they’re also putting significant engineering resources to basically help us scale our initial manufacturing ramp. Toyota’s reputation when it comes to manufacturing at high scale with high reliability, and actually a really careful eye on cost, is pretty well known. So we’re really excited to have them partnering with us as we think about that initial manufacturing ramp.

Paul Sciarra:

I think what’s important here is that in initial volumes, and our initial production facility, will already be at the upper end of the volume that’s done in aerospace right now. So we really do need to look to the volume and the production processes that are associated with automotive in order to think about scaling, to get to the point where we can deliver service in the 20 cities that you were talking about. So having a partner like Toyota here, we think is really valuable in order to make sure that we get to the scale that we want to.

Daniel Roth:

I would just love to wrap it up with a question about what this means for people who want to go into this field, who want to come work with you, who need to think about what this means for their careers. How big is this company going to get? How big are you right now? How big is this company going to get? And what would you say to someone who says, “I want to get in here. Either I want to work for you, or I want to work with you, or I want to start my own company like this, or I want to be in this urban air mobility space.” Suddenly a whole new category is opening up. How should people think about how they think about their careers and their own companies as this evolves?

Paul Sciarra:

Sure. So we’ve got a little over 600 people at the company now across a really wide range of engineering disciplines, and now increasingly folks that are associated with the rollout of service. So folks working on infrastructure, folks working on route planning, folks working on the software that’s going to help us build a really useful network to consumers on one side and a really valuable business on the other.

Paul Sciarra:

So folks should absolutely go to the website and check out this open listings. And we’re going to be in a mode where we’re really scaling the company pretty aggressively over the next three years. Obviously, one of the value of the financing that we were able to partner with Reid on is it gives us the resources to really overinvest in the three things that I mentioned; certification, manufacturing, and finally this rollout of the commercial service. So folks should hop on the website. We’re going to be doing a lot of hiring and there are lots of open positions.

Paul Sciarra:

When it comes to this category, I think there are going to be a lot of really interesting ancillary knock on effects. It’ll be probably a series of partners on the real estate side, and then eventually more widely, as we think about rolling out this service and scaling up the takeoff and landing locations. So folks should absolutely reach out to the company if they’re interested in talking about that as well.

Daniel Roth:

And Reid, how do you think about? As the author of Start-up of You, someone who always pushes people to think about their plan B, plan Z, what comes next in their career. When something like this opens up, how does this change how you think about guiding your own career?

Reid Hoffman:

So generally speaking, if this is an area that you want to be in, you should go earlier. And you should go, “Okay, how do I get involved?” Because that’s the way that you make a career in more of an industry, and I think this industry is set, literally, to take off. Sorry, I’m being a little bit on the pun side. Obviously my strong recommendation would be Joby because, as an investor, I looked around and I make that’s... LinkedIn, Facebook, Airbnb, other kinds of things that say, “Okay, this is going to be the future.”

Reid Hoffman:

And Joby, after looking around a lot, it’s like, “Okay, this will be the the move from 2D to 3D. The transformation of human mobility.” So Joby would be the company that I would recommend.

Daniel Roth:

Great. Well, Reid and Paul, thank you so much for joining us here today. It has been great having you.

Reid Hoffman:

Dan, it’s always a pleasure.

Paul Sciarra:

[crosstalk 00:31:49].

Daniel Roth:

All right, everyone stay tuned for another LinkedIn News Live coming up at noon. We are going to have with us the CEO of AT&T business, Anne Chow. She’s the first woman of color to hold the role in the company. She’ll be joining Caroline Fairchild for discussion on how to grow diversity and representation in corporate America. You can catch that at noon right here on the LinkedIn News page. I’m Dan Roth, thanks for watching LinkedIn News Live.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.